UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:   Daxor Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):

350 Fifth Avenue

Suite 7120

New York, NY 10118

Telephone Number (including area code): 212-330-8500

Name and Address of Agents for Service of Process:

Dr. Joseph Feldschuh, President and Chief Executive Officer, Chairman of the Board of Directors, Principal Executive Officer

David Frankel, Chief Financial Officer, Principal Financial and Accounting Officer

Daxor Corporation

350 Fifth Avenue

Suite 7120

New York, NY 10118-7120

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☐   No ☒

Item 1.	Exact name of registrant.

Daxor Corporation

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant was organized under the laws of the State of New York on May 5, 1971.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Registrant is organized as a corporation.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is a closed-end management company.

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Registrant is registering as a non-diversified management company.

Item 6.	Name and address of each investment adviser of registrant.

Not applicable.

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Name and Principal Business Address	Position and Offices with Company
Joseph Feldschuh*	President and Chief Executive Officer, Chairman of the Board of Directors, Principal Executive Officer
Robert Willens*	Director
Phillip Hudson*	Director
Martin Wolpoff*	Director
Mario Biaggi*	Director
Bernhard Saxe*	Director
James Lombard*	Director
David Frankel*	Chief Financial Officer, Principal Financial and Accounting Officer
Diane Meegan*	Corporate Secretary

*      The principal business address is 350 Fifth Avenue, Suite 7120, New York, New York 10118-7120.

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

Not applicable.

(a)	state the name and address of each sponsor of registrant;

(b)	state the name and address of each officer and director of each sponsor of registrant;

(c)	state the name and address of each trustee and each custodian of registrant.

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable.

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no)

No.

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

Yes.

(e)	If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Approximately 1,205 beneficial owners as of March 27, 2012. No companies own 10 percent or more of the registrant’s outstanding voting securities.

Item 10.	State the current value of registrant’s total assets.

$85,724,861 as of December 31, 2011.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Annual Report on Form 10-K for the fiscal year ended December 31, 2011, attached hereto as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 30th day of March, 2012.

Daxor Corporation

Attest:

/s/ Joseph Feldschuh	By: /s/ David Frankel
Name: Joseph Feldschuh	Name: David Frankel
Title: President and Chief Executive Officer, Chairman of	Title: Chief Financial Officer, Principal Financial
the Board of Directors, Principal Executive Officer	and Accounting Officer
Daxor Corporation	Daxor Corporation